Exhibit 99

# Invitation to the
# Annual General Meeting of Alcon, Inc.

**Tuesday, May 20, 2003, 2:00 p.m. (doors open 1:00 p.m.)**
**Congress Center Metalli at the Parkhotel Zug, CH-6304 Zug, Switzerland**

**phone: + 41 41 727 48 48**
**fax: + 41 41 727 48 49**

**Agenda**

1. Approval of the 2002 Annual Report and Accounts of Alcon, Inc. and the
   2002 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries

2. Appropriation of Available Earnings and Proposed Dividend to Shareholders for 2002

3. Discharge of the members of the Board of Directors

4. Elections to the Board of Directors

5. Election of Group and Parent Company Auditors

6. Election of the Special Auditors

April 18, 2003

Dear Shareholder:

On behalf of our Board of Directors, we would like to invite you to the Annual General Meeting of Shareholders to be held at the Congress Center Metalli, Zug, Switzerland, on Tuesday, May 20, 2003. Various items are proposed for approval at the meeting. The Agenda and related information are set out below.

Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares by marking your choices on the attached proxy card, and then signing, dating and mailing it in the enclosed envelope. Using this method, you authorize Alcon, Inc. to vote your shares as you specify on the card. If you authorize Alcon, Inc. to vote your shares without giving any instructions, your shares will be voted in accordance with the proposals of the Board of Directors. Proxy forms must be sent to the Company at the address indicated below, arriving no later than May 15, 2003.

You may also authorize the independent representative, Ms. Andrea Hodel, attorney-at-law, Zug, Switzerland, to vote the shares on your behalf. Ms. Hodel's address is: Industriestrasse 13c, CH-6300 Zug, Switzerland. Proxy forms authorizing the independent representative to vote shares on your behalf must be sent to the Company at the address indicated below or directly to the independent representative, arriving no later than May 12, 2003.

Alternatively, you may attend the meeting and vote in person, or you may appoint a proxy of your choice to vote at the meeting for you. The proxy need not be a shareholder. If you choose to attend the meeting in person, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting. To select one of these options, please inform the Company, arriving no later than May 12, 2003, to the address indicated below.

Alcon, Inc.
c/o Eugene Dailey
ADP
51 Mercedes Way
Edgewood, NY 11717 USA

In addition, to attend the meeting in person, please present the admission card before 1:45 p.m. on May 20, 2003 at one of the control offices of the meeting location for validation. Doors open at 1:00 p.m. **Shareholders who have appointed Alcon, Inc. or the independent representative as a proxy cannot attend the meeting in person or send a proxy of their choice to the meeting.**

**Please note that shareholders who have sold their shares on or after April 18, 2003, but before the meeting date are not entitled to vote or participate in the meeting.**

Very sincerely yours,
Alcon, Inc.


Tim Sear                                    Elaine Whitbeck, Esq.
Chairman, President and                     Corporate Secretary
Chief Executive Officer                     and General Counsel

**Shareholder information**

*Stock exchange listings*

The registered shares of Alcon, Inc. are listed on the New York Stock Exchange (NYSE).

*Registered Offices*

Alcon, Inc., Bösch 69, P.O. Box 62, CH-6331
Hünenberg, Switzerland
Telephone +41-41 785-8888

*Further information*

For any additional information about Alcon, Inc., please contact Alcon, Inc., Investor Relations, 6201 South Freeway, Fort Worth, Texas, 76134-2099, U.S.A. Telephone (817)551-8805, Fax (817)568-7111, E-Mail investor.relations@alconlabs.com or visit our web site at www.alconinc.com.

*Important dates*

23rd April, 2003
Announcement of first quarter 2003 earnings

20th May, 2003
Annual general meeting

23rd May, 2003
Record date for payment of dividends

4th June, 2003
Payment of dividend

31st July, 2003
Announcement of second quarter 2003 earnings

23rd October, 2003
Announcement of third quarter 2003 earnings

April/May, 2004
Next annual general meeting (exact date and location to be determined)

## Item 1

### Approval of the 2002 Annual Report and Accounts of Alcon, Inc. and the
### 2002 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries

**A.**     **Proposal**

    The Board of Directors proposes that the 2002 Annual Report and Accounts of Alcon, Inc. and the 2002 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries be approved.

**B.**     **Explanations**

    The 2002 Annual Report and Accounts of Alcon, Inc., the holding company of the Alcon group of companies, and the 2002 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries are included in the Alcon, Inc. Annual Report that has been distributed to all shareholders of record as of April 18, 2003. Additional copies can be obtained free of charge at the Alcon, Inc. registered office and at the Alcon investor relations address indicated above.

## Item 2

### Appropriation of available earnings and proposed
### dividend to shareholders for the financial year 2002

**A.**     **Proposal**

    The Board of Directors proposes that the Parent Company earnings be appropriated, and a dividend be paid to shareholders, as follows:

Profit for the financial year 2002 as per the income statement   CHF 801,940,321

Allocation to Dividends: **CHF 0.45 per share**        CHF 139,251,185

Balance to be carried forward       CHF 662,689,136

**B.**     **Explanations**

    The Board of Directors proposes a dividend of CHF .45 (approximately USD .33 based on the USD/CHF exchange rate in effect on April 10, 2003) per share for the financial year 2002. The dividend, net of Swiss withholding taxes, will be paid out on June 4, 2003, to all shareholders of record on May 23, 2003. Dividend payments will be made in USD converted at the USD/CHF exchange rate on June 2, 2003 unless shareholders timely elect to receive dividends in CHF. The election period will be from May 27 to May 29, 2003, 4:00 p.m. (EST). Elections must be sent in writing to the following address:

    Bank of New York
    c/o Kerri Shenkin
    101 Barclay Street
    Floor 11E
    New York, NY 10286 USA
    Fax number: (212) 815-6979

    Elections must be renewed each year.

    **The CHF 139,251,185 allocated to dividends above includes CHF 186,710 reserved for option rights which may be exercised in 2003 prior to the record date for the dividend payment. The dividends on those shares for which the option rights are not exercised by the record date for the dividend payment will be transferred to retained earnings.**

## Item 3

### Discharge of the members of the Board of Directors

**A.**      **Proposal**

The Board of Directors proposes that discharge be granted to the members of the Board of Directors for the financial year 2002.

**B.**      **Explanations**

Under Swiss statutory law, the Board of Directors is required to seek discharge from the shareholders upon approval by the shareholders of the annual financial statements. If discharge is granted, the corporation and those shareholders who have voted in favor of discharge cannot assert any claims based on Swiss corporation law for directors' liability with respect to matters then known to the shareholders. The right to assert liability claims still exists, however, with respect to matters not known to the shareholders on the date on which discharge was granted.

## Item 4

### Elections to the Board of Directors

**A.**      **Proposal**

The Board of Directors proposes that Peter Brabeck-Letmathe be re-elected to the Board of Directors for a three-year term of office, that Philip H. Geier, Jr. be re-elected to the Board of Directors for a three-year term of office and that Thomas G. Plaskett be elected as a new member of the Board of Directors for a two-year term of office.

**B.**      **Explanations**

*Peter Brabeck-Letmathe.* Peter Brabeck-Letmathe joined the Alcon, Inc. Board in 2002. Mr. Brabeck-Letmathe has served as Vice Chairman and Chief Executive Officer of Nestlé S.A. since June 1997. In January 1992, Mr. Brabeck-Letmathe was appointed Executive Vice President of Nestlé S.A., holding this position until his promotion to Chief Executive Officer. Mr. Brabeck-Letmathe began his career with Nestlé S.A. in 1968 and was employed in various capacities in Switzerland and South America between 1968 and 1992. Mr. Brabeck-Letmathe is also the Vice Chairman of Credit Suisse Group and a director of Roche Holding AG and L'Oréal S.A.

*Philip H. Geier, Jr.* Philip H. Geier, Jr. joined the Alcon, Inc. Board in March, 2002. Mr. Geier is the Chairman Emeritus of The Interpublic Group of Companies, Inc. Prior to becoming Chairman Emeritus in 2000, he served as the Chairman and Chief Executive Officer of The Interpublic Group since 1980. Mr. Geier is also a member of the Board of Directors of AEA Investors Inc., Fiduciary Trust International, Foot Locker Inc., Mettler Toledo International Inc., and Swiss International Airlines AG.

*Thomas G. Plaskett* is proposed to be elected to the Board of Directors as replacement of Dr. James I. Cash, Jr., who resigned from the Board in view of his increased responsibilities as a board member of other registered U.S. companies. Dr. Cash was a member of the class of directors whose term of office would expire in 2005. For this reason, Thomas G. Plaskett is proposed to be elected to the Board of Directors for a two-year term of office only.

Thomas G. Plaskett is an executive with more than twenty-six years of executive management and senior policy level experience in both service and manufacturing businesses. He has significant senior management experience in both finance and marketing functional areas.

Since 1991, Mr. Plaskett has served as managing director of Fox Run Capital Associates, a private merchant banking and consulting firm, focusing on financial advisory and business consulting services for emerging companies. Previously, he was Chairman, President and Chief Executive Officer of Pan Am Corporation from 1988 to 1991, and President and Chief Executive Officer of Continental Airlines from 1986 to 1987. Also, during the period from 1974 to 1986, he held several senior management positions at American Airlines and AMR Corporation, including Senior Vice President of Marketing and Senior Vice President of Finance and Chief Financial Officer.

Mr. Plaskett was elected to the Board of Directors of Greyhound Lines, Inc. in May 1994, and served as Interim President and Chief Executive Officer of the company for a period in late 1994. He was elected Chairman of the Board in 1995 and served in that role until the company was sold to Laidlaw Corporation, a Canadian transportation company, in March 1999.

Mr. Plaskett is a member of the Board of Directors of RadioShack Corporation; Smart & Final, Inc.; Novell Corporation, as well as several privately held companies. He is a Trustee and former Chairman of the Board of Kettering University (formerly GMI Engineering and Management Institute) in Flint, Michigan. He holds an MBA from the Harvard University Graduate School of Business Administration and a Bachelor of Industrial Engineering from Kettering University in Flint, Michigan.

## Item 5

## Election of Group and Parent Company Auditors

**A.      Proposal**

The Board of Directors proposes that KPMG Klynveld Peat Marwick Goerdeler SA, Zurich (**KPMG SA**), be re-elected as Group and Parent Company Auditors for a one-year term of office.

**B.      Explanations**

KPMG SA have confirmed their willingness to be reappointed as Group and Parent Company Auditors. To the extent necessary for a review of the U.S. GAAP financial statements of Alcon, Inc., KPMG SA will draw on the expertise and the resources of KPMG LLP, Fort Worth, Texas (USA). KPMG LLP will also be retained for the filings to be made by Alcon, Inc. with the U.S. regulatory authorities.

KPMG SA have confirmed to the audit committee of the Alcon, Inc. Board of Directors that they possess the level of independence required to take on this role, and KPMG LLP have further confirmed that they satisfy the requirements in terms of independence imposed by the U.S. Securities and Exchange Commission (SEC).

## Item 6

## Election of the special auditors

**A.      Proposal**

The Board of Directors proposes that Zensor Revisions AG, Zug, be re-elected as special auditors for a one-year term of office.

**B.      Explanations**

Article 27 of the Alcon, Inc. Articles of Association allows for appointment of a special auditing firm to be entrusted with the examinations required under applicable law in connection with capital increases. Zensor Revisions AG has confirmed its willingness to be reappointed as special auditors.

## Organizational Issues

*Admission cards/Voting material*

Shareholders who are registered in the share register on **April 18, 2003**, as well as beneficial owners of shares holding shares on that date, will receive the proxy and admission form (including the voting material) directly from the share registrar of the company. Beneficial owners of shares are requested on behalf of their custodian or broker to appoint a proxy.

Beneficial owners of shares and shareholders registered in the share register as per **April 18, 2003**, are entitled to vote and may participate in the shareholders' meeting unless they sell their shares before the shareholders' meeting takes place. Each share carries one vote.

Persons who have **acquired** shares after April 18, 2003, but before **April 30, 2003,** will receive the proxy and admission form (including the voting material) shortly before the meeting. Shareholders who have acquired shares after that date cannot attend the annual general meeting of Alcon, Inc. Shareholders who have **sold** their shares on or after April 18, 2003, but before the meeting date are not entitled to vote or participate in the meeting.

*Granting of powers of attorney*

Shareholders who are unable to participate in the shareholders' meeting may appoint as a representative another shareholder, a third party, their bank or a corporate proxy holder. Ms. Andrea Hodel, Attorney-at-Law, Industriestrasse 13c, CH-6300 Zug, Switzerland, is also available as an independent proxy holder in the sense of article 689c of the Swiss Code of Obligations.

The power of attorney on the application form has to be filled in accordingly, signed and returned to the address indicated below or to the independent proxy holder arriving at the latest on May 12, 2003. Powers of attorney are revocable, but Alcon, Inc. will treat any power of attorney as being valid unless the revocation has been sent in writing to Alcon, Inc. at the address referred to below.

Alcon, Inc.
c/o Eugene Dailey
ADP
51 Mercedes Way
Edgewood, NY 11717 USA

**Shareholders who have appointed Alcon, Inc. or the independent representative as a proxy cannot attend the meeting in person or send a proxy of their choice to the meeting.**

Without any explicit instructions to the contrary, the corporate proxy holder will vote according to the proposals of the Board of Directors. The independent proxy holder will, without explicit instructions to the contrary, abstain from voting on a matter. Shareholders and beneficial owners of shares who sign and return their power of attorney without indicating a representative will be represented by the corporate proxy holder; failing specific instructions, their votes will be exercised according to the proposals of the Board of Directors.

### *Proxy holders of deposited shares*

Proxy holders of deposited shares in accordance with article 689d of the Swiss Code of Obligations are kindly asked to inform the company of the number of the shares they represent as soon as possible, but no later than May 20, 2003, 1:00 p.m. at the admission office.

### *Admission office*

The admission office opens on the day of the shareholders' meeting at 1:00 p.m. Shareholders are kindly asked to present their admission cards at the entrance.

April 18, 2003